EXHIBIT 21.1
SUBSIDIARIES OF THE BEAUTY HEALTH COMPANY

Name of Subsidiary	State or Jurisdiction of Incorporation
LCP Edge Intermediate, LLC	Delaware
Edge Systems Holdings Corporation	Delaware
Edge Systems Intermediate, LLC	Delaware
Edge Systems, LLC	California
The HydraFacial Company MX, S. de R.L. de C.V.	Mexico
The HydraFacial Company Mexico Holdings, LLC	Delaware
The HydraFacial Company Singapore PTE, Limited	Singapore
HydraFacial Company Australia and New Zealand Pty Ltd.	Australia
HydraFacial Trading (Shanghai) Co., Ltd.	China
The HydraFacial Company Iberia, S.L.U	Spain
The HydraFacial Company Japan K.K.	Japan
HydraFacial UK Limited	United Kingdom
HydraFacial France	France
HydraFacial Germany GmbH	Germany